UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date May 15, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff.
	Title:	Vice President of Strategy and Finance

May 15, 2025
Medellin, Colombia

BANCOLOMBIA S.A. RELEASES QUARTERLY REPORT FOR THE FIRST QUARTER OF 2025

On May 6th of 2025, Bancolombia S.A. (“Bancolombia”) furnished on Form 6-K a press release presenting financial information for the fiscal quarter ended March 31, 2025 (the “Press Release”). Since 2023, Bancolombia is also required to file quarterly reports with the Superintendency of Finance of Colombia (SFC), which include a description of material changes relative to the information provided in its most recent annual report.

The quarterly report for the fiscal quarter ended March 31, 2025 (the “Quarterly Report”) is furnished with this Form 6-K.

Readers should be aware that the consolidated financial information in the Press Release, and the consolidated financial information in the Quarterly Report for the fiscal quarter ended March 31, 2025, are the same, and the Quarterly Report is being furnished solely to fulfill a legal reporting requirement in Colombia. Readers should also be aware that the separate or individual financial information of Bancolombia that is included in the Quarterly Report was prepared solely in accordance with Colombian law, and not international or U.S. standards.

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Quarterly Report
January - March 2025

Bancolombia S.A.
Address:
Carrera 48 # 26-85
Medellín, Colombia

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ISSUER’S CURRENT SECURITIES
As of March 31, 2025

Type of Share	Common Share	Preferred Share

Trading System	Stock Exchange	Stock Exchange

Stock Exchanges	Colombian Stock Exchange (BVC)	Colombian Stock Exchange (BVC)

Shares in Circulation	509,704,584	452,122,416

Shareholders	18,890	27,786

Issuance amount	509,704,584	452,122,416

Amount placed	509,704,584	452,122,416

Bancolombia S.A. also has a Level III ADR listed on the New York Stock Exchange (NYSE). Each ADR represents four preferred shares.
GRUPO BANCOLOMBIA INTERNATIONAL BONDS IN USD
(As of March 31, 2025)

Isin	Bond	Amount	Interest Rate	Date of Issuance	Maturity Date
Subordinates

US05968LAK89	BCOLO SUB-27	USD $462 MM	6.909%	October 18, 2017	October 18, 2027
US05968LAN29	BCOLO SUB-34	USD $800 MM	8.625%	June 24, 2024	December 24, 2034

Common
US06034LAB62	BANISTMSR 27	USD $400 MM	4.250%	July 31, 2020	July 31, 2027

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SIGNATURE	2

I. MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS	6

CONSOLIDATED BALANCE SHEET GROUP BANCOLOMBIA	6

Assets	6

Loan Portfolio	6

Goodwill and Intangibles	7

Funding	7

Shareholders’ Equity and Regulatory Capital	7

Net Interest Income	8

Net Interest Margin	8

Fees and Income from Services	8

Other Operating Income	8

Dividends Received, and Share of Profits	9

Asset Quality, Provision Charges and Balance Sheet Strength	9

Operating Expenses	9

Taxes	9

Stand Alone Balance Sheet Bancolombia S.A.	14

Stand Alone Income Statement Bancolombia S.A.	14

II. QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS INVESTMENTS AND ACTIVITIES SENSITIVE TO MARKET VARIATIONS	14
14
BANCOLOMBIA GROUP	14
BANCOLOMBIA S.A	14
Non-trading instruments market risk measurement	15

Interest Risk Exposure (Banking Book)	15

III. MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM	16

LIQUIDITY RISK	16

CREDIT RISK	17

COUNTRY RISK	18

OPERATIONAL RISK	18

OTHER RELEVANT RISK	19

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IV. MATERIAL CHANGES IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER OF THE ANNUAL REPORT	23

V. MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION	23

VI. MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.	24

VII. GLOSSARY OF TERMS	24

VIII. ANNEXES	25
25
i.CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	25
25
ii.STAND ALONE INTERIM FINANCIAL STATEMENTS	25

I.MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEET GROUP BANCOLOMBIA
Assets
As of March 31, 2025, Grupo Bancolombia’s assets amounted COP 364,125 billion, decreasing by 2.2% compared to 4Q24, mainly due to a lower cash position resulting from the appreciation of dollar balances at a lower exchange rate. At the same time, the total loan portfolio balance declined, primarily driven by a contraction in the consumer segment

The Colombian peso appreciated by 4.9% against the dollar during the 1Q25 but depreciated by 9.1% over the last 12 months. The average exchange rate was 2.9% higher in 1Q25 compared to 4Q24 and 6.9% over the last 12 months.
Loan Portfolio
Gross loan portfolio decreased compared with the last quarter mainly due to the appreciation of the Colombian peso against the US dollar. Excluding foreign exchange effects, the portfolio would have expanded by 1.3% compared to 4Q24, reflecting modest growth attributable to our more stringent origination policies.

In 1Q25, the gross loan portfolio declined by 0.3% (increased by 1.3% when excluding FX) compared to 4Q24 and increased by 7% compared to 1Q24. In the last 12 months, the loan portfolio in Colombian pesos grew by 6.3% and the portfolio in dollars by 8.5%.

Operations at Banco Agricola (El Salvador), Banistmo (Panama), and Bam (Guatemala) represented 25.5% of the total gross loan portfolio balance in 1Q25. The loan portfolio denominated in currencies other than the Colombian peso represented 31.9% of the total portfolio and decreased by 6.4% (measured in USD) during the quarter.

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Allowances for loan losses decreased by 4.0% during the quarter, totaling COP 15,533 billion equivalent to 5.6% of the gross loan portfolio.

Quarterly, Bancolombia S.A.'s gross loan portfolio grew by 2.4%, Banco Agromercantil by 0.7% (measured in USD), Banco Agricola by 1.5% (measured in USD), and Banistmo declined by 0.7% (measured in USD). In Colombia, the mortgage and commercial loan portfolios had incremental volumes, while the consumer portfolio decreased except for payroll loans. It is worth noting that Nequi experienced robust growth in new originations in personal loans. Banco Agricola demonstrated resilience in the consumer segment with quarterly growth, following the trend from the previous year, focusing on segments with higher risk-adjusted returns.
Investment Portfolio
As of March 31, 2025, Bancolombia Group’s investment portfolio amounted to COP 36,394 billion, reflecting a decrease of 3.1% compared to 4Q24 and an increase of 28.1% relative to 1Q24. Positions in active liquidity operations decreased due to higher liquidity requirements compared to the previous quarter. At the end of the first quarter of 2025, the investment portfolio in debt securities had an average duration of 16.7 months and a yield to maturity of 10.47%.
Goodwill and Intangibles
At the close of 1Q25, Grupo Bancolombia's intangibles and goodwill totaled COP 9,301 billion, a decrease of 4.8% compared to 4Q24. This variation is mainly due to the appreciation of the peso against the dollar and the restatement of balances from foreign subsidiaries.
Funding
As of March 31, 2025, Bancolombia Group's liabilities totaled COP 322,436 billion, decreasing by 1.6% compared to 4Q24 and increasing by 7.7% compared to 1Q24.

Customer deposits totaled COP 276,030 billion (85.6% of liabilities) at the end of 1Q25, showing a decrease of 1.1% compared to 4Q24, mainly explained by the decrease in checking accounts, primarily in the corporate and SME segments, due to the reduction of surplus balances from the previous quarter. The net loan to deposit ratio was 95.3% at the end of 1Q25, an increase compared to the 94.3% recorded in 4Q24, due to the lower quarterly decline rate of the loan portfolio over deposits.

In the funding mix, sight deposits continue to be the main source of funding, representing 53% of the total. While savings accounts fell in absolute terms this quarter, they represented a higher share of total funding, reaching 41% of funds. Meanwhile, time deposits increased their share to 37%, driven by online time deposits from retail clients, maintaining the trend observed last year. The balance of loans with financial institutions decreased, mainly due to the prepayment of foreign currency obligations, highlighting the early cancellation of a syndicated loan at Banistmo.
Shareholders’ Equity and Regulatory Capital
Shareholders' equity attributable at the end of 1Q25 was COP 40,634 billion, a decrease of 6.7% compared to 4Q24 and an increase of 11.4% compared to 1Q24. In March 2025, the earnings distribution of COP 3.75 trillion was approved, explaining the quarterly reduction in equity.

Bancolombia Group's total solvency ratio under Basel III was 12.91% in 1Q25, exceeding the required minimum by 141 basis points. The Tier 1 capital ratio was 11.16%, 266 basis points above the minimum requirement. The decline in solvency levels is mainly due to the distribution of earnings. The tangible equity ratio, defined as the ratio of equity minus goodwill and intangible assets to tangible assets, stood at 8.58% at the end of 1Q25.

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Consolidated Income Statement Bancolombia Group
Net income attributable to equity holders totaled COP 1,738 billion in 1Q25, or COP 1,822.1 per share (USD $1.74 per ADR), increased by 4.5% compared to 4Q24 mainly due to lower operating expenses. Although provisions increased compared to the previous quarter, they remain below the average of the past three years, which contributed positively to net income. Grupo Bancolombia's annualized ROE was 16.3% in 1Q25 and 15.6% over the last 12 months.
Net Interest Income
Net interest income was COP 5,064 billion in 1Q25, representing an increase of 0.8% compared to 4Q24. This increase is due to the reduction in interest expenses, attributable to lower costs of deposits, resulting from a decrease in the balance of savings and checking accounts and a reduction in the rate of time deposits during the quarter. Additionally, interest income decreased due to lower interest rates applicable to new originations and the variable-rate loan portfolio.

Furthermore, interest income from debt instruments and the valuation of financial instruments amounted to COP 599 billion, which represents a 20.3% decrease for the quarter. This variation mainly responds to the reduction in liquidity operations.
Net Interest Margin
During the first quarter of 2025, despite stable interest rates, interest income showed a slight decline due to a moderate decrease in the loan portfolio. Valuation income from financial instruments also fell compared to the previous quarter, reflecting lower investment returns. In contrast, interest expenses declined due to lower costs on time deposit and passive liquidity operations.

The quarterly annualized loan portfolio margin was 7.00%, increasing by 15 basis points compared to 4Q24 and decreasing by 63 basis points compared to 1Q24. The investment NIM dropped 83 basis points to 2.80%. The consolidated NIM rose by 2 basis points from 6.41% to 6.43%.
Time deposits increased by 1.4% compared to 4Q24, while savings and checking accounts decreased by 0.4% and 6.4%, respectively. The annualized weighted average cost was 4.09% in 1Q25, a reduction of 37 basis points compared to 4Q24.

The Central Bank of Colombia kept the monetary policy rate unchanged during the first quarter of 2025.
Fees and Income from Services
Net income from commissions and other services in the first quarter of 2025 was COP 1,018 billion, recording a decrease of 6.1% compared to 4Q24 and an increase of 0.5% compared to 1Q24.

On a quarterly basis, Bancassurance revenues experienced the largest decline, in nominal terms, due to lower origination dynamics of the consumer segment. Additionally, there was a reduction in debit and credit card commissions, as well as affiliated establishments’ fees, attributable to lower transaction volume compared to the fourth quarter of 2024.

The decrease in commission expenses this quarter reflects lower transaction volume compared to the previous quarter, driven by seasonal factors as year-end typically involves greater activity.
Other Operating Income
In 1Q25, other operating income totaled COP 846 billion, a decrease of 6.9% compared to 4Q24. This was primarily due to the lower result in appraisal of investment properties by Bancolombia and Fondo Inmobiliario Colombia (FIC). Operating lease income amounted to COP 448 billion, decreasing by 6.0% from the previous quarter, owing to the reduction in vehicle leasing and subleasing operations at Bancolombia and Renting Colombia.

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Dividends Received, and Share of Profits
Total dividends and other net income from equity investments in 1Q25 amounted to COP 137 billion. This represents a decrease of 10.4% compared to 4Q24 and an increase of 61.9% compared to 1Q25. The quarterly decline is due to lower dividend income from FCP Fondo Inmobiliario Colombia deriving from the performance of P.A. Viva Malls.
Asset Quality, Provision Charges and Balance Sheet Strength
The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 12,582 billion at the end of 1Q25, representing 4.64% of the total gross portfolio. Meanwhile, 90-day past-due totaled COP 8,609 billion, equivalent to 3.17%. Both indicators showed a decrease during the quarter, reflecting better performance from new vintages, a strategic focus on lower-risk segments, mainly in the consumer portfolio, and a successful debt collection process.

The coverage, measured by the ratio of allowances for loan losses (principal) to past-due loans (30 days overdue), was 111.16% at the end 1Q25, experiencing a decrease compared to 112.39% in 1Q24. Loan deterioration (new past-due loans including write-offs) during 1Q25 was COP 1,153 billion. This lower value compared to the last quarter of 2024 is mainly due to better performance in the segment of individuals and small and medium-sized enterprises.

Provision charges (after recoveries) totaled COP 1,099 billion in the first quarter of 2025, representing an increase of 18.3% compared to the fourth quarter of 2024. Despite a decrease in provision expenses within the individuals, SMEs, and large exposures segments, the sequential variation reflects the lack of a provisions release in the consumer segment, unlike the previous quarter.

Provisions as a percentage of the average gross portfolio, quarterly annualized, was 1.59% for 1Q25 and 1.94% for the last 12 months. Grupo Bancolombia maintains a balanced position supported by an adequate level of past-due loan reserves. Loan loss provisions (for the principal) totaled COP 13,986 billion, or 5.2% of the gross portfolio at the end 1Q25, decreasing compared to 4Q24.
Operating Expenses
During 1Q25, operating expenses totaled COP 3,502 billion, showing a decrease of 7.7% compared to 4Q24 and an increase of 9.8% compared to 1Q24.

Efficiency was 49.6% in 1Q25 and 49.8% for the last 12 months. Personnel expenses (salaries, employee benefits, and bonuses) amounted to COP 1,530 billion in 1Q25, representing a decrease of 0.2% compared to 4Q24 due to lower bonus expenses, partially offset by the salary increase at the beginning of the year and an increase of 14.7% compared to 1Q24, mainly explained by the annual salary adjustment.

General expenses totaled COP 1,972 billion in the quarter, decreasing by 12.9% compared to the previous quarter and increasing by 6.3% compared to 1Q24. The quarterly decrease is mainly due to lower expenses on technology fees related to projects, license amortization, and marketing, which are usually lower compared to the last quarter of the year. The annual increase is mainly due to higher costs of technology maintenance and licensing,

As of March 31, 2025, Grupo Bancolombia had 34,182 employees, 852 branches, 6,103 ATMs, 34,563 banking agents, and over 33 million customers.
Taxes
Bancolombia Group's income tax reported an expense of COP 699 billion, with an effective rate of 29%. This is due to the tax benefits in Colombia derived from tax-exempt income from the mortgage loan portfolio for social housing, investments in productive fixed assets, and investments in unconventional renewable energies, as well

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as tax considerations in Guatemala, El Salvador, and Panama related to tax-exempt income from returns on securities issued by those governments.

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BALANCE SHEET	Change
(COP million)	Mar-24	Dic-24	Mar-25	Dec-24 / Mar-25	Mar-24 / Mar-25	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	19,282,299	24,881,536	20,493,453	-17.64%	6.28%	5.63%
Interbank borrowings	3,573,910	2,239,615	4,345,084	94.01%	21.58%	1.19%
Reverse repurchase agreements and other similar secured lend	3,830,238	5,722,948	3,436,757	-39.95%	-10.27%	0.94%
Financial assets investment	28,403,482	37,570,270	36,394,058	-3.13%	28.13%	9.99%
Derivative financial instruments	4,380,648	2,938,142	2,529,449	-13.91%	-42.26%	0.69%
Loans and advances to customers	260,307,575	279,453,908	278,523,005	-0.33%	7.00%	76.49%
Allowance for loan and lease losses	(16,202,229)	(16,179,738)	(15,532,803)	-4.00%	-4.13%	(4.27)%
Investment in associates and joint ventures	3,085,317	2,928,984	2,962,639	1.15%	-3.98%	0.81%
Goodwill and Intangible assets, net	8,526,951	9,767,903	9,301,046	-4.78%	9.08%	2.55%
Premises and equipment, net	6,096,009	5,906,064	5,708,321	-3.35%	-6.36%	1.57%
Investment property	4,712,762	5,580,109	5,608,037	0.50%	19.00%	1.54%
Right of use assets	1,614,679	1,757,206	1,725,559	-1.80%	6.87%	0.47%
Prepayments	841,922	907,620	988,935	8.96%	17.46%	0.27%
Tax receivables	1,534,466	1,943,780	1,303,756	-32.93%	-15.04%	0.36%
Deferred tax	686,104	763,757	692,119	-9.38%	0.88%	0.19%
Assets held for sale and inventories	1,019,827	1,106,399	816,077	-26.24%	-19.98%	0.22%
Other assets	5,262,469	4,926,879	4,829,819	-1.97%	-8.22%	1.33%
Total assets	336,956,429	372,215,382	364,125,311	-2.17%	8.06%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	244,809,882	279,059,401	276,030,117	-1.09%	12.75%	75.81%	85.61%
Interbank Deposits	571,278	716,493	634,414	-11.46%	11.05%	0.17%	0.20%
Derivative financial instrument	5,047,208	2,679,643	2,516,148	-6.10%	-50.15%	0.69%	0.78%
Borrowings from other financial institutions	14,112,000	15,689,532	11,899,337	-24.16%	-15.68%	3.27%	3.69%
Debt securities in issue	14,454,604	11,275,216	10,878,328	-3.52%	-24.74%	2.99%	3.37%
Lease liability	1,761,026	1,889,364	1,857,875	-1.67%	5.50%	0.51%	0.58%
Preferred shares	541,340	584,204	541,340	-7.34%	0.00%	0.15%	0.17%
Repurchase agreements and other similar secured borrowing	1,022,224	1,060,472	1,265,728	19.36%	23.82%	0.35%	0.39%
Current tax	694,914	156,162	755,481	383.78%	8.72%	0.21%	0.23%
Deferred tax	1,844,141	2,578,504	2,734,413	6.05%	48.28%	0.75%	0.85%
Employees benefit plans	910,844	951,555	941,706	-1.04%	3.39%	0.26%	0.29%
Other liabilities	13,736,404	10,990,561	12,381,389	12.65%	-9.86%	3.40%	3.84%
Total liabilities	299,505,865	327,631,107	322,436,276	-1.59%	7.66%	88.55%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.13%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.33%
Appropriated reserves	22,657,865	22,575,837	24,302,796	7.65%	7.26%	6.67%
Retained earnings	4,344,094	8,983,057	5,299,318	-41.01%	21.99%	1.46%
Accumulated other comprehensive income, net of tax	4,145,214	6,645,206	5,693,944	-14.32%	37.36%	1.56%
Stockholders’ equity attributable to the owners of the parent company	36,485,541	43,542,468	40,634,426	-6.68%	11.37%	11.16%
Non-controlling interest	965,023	1,041,807	1,054,609	1.23%	9.28%	0.29%
Total liabilities and equity	336,956,429	372,215,382	364,125,311	-2.17%	8.06%	100.00%

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INCOME STATEMENT	As of		Change				Change
(COP million)	Mar-24	Mar-25	Mar-25 / Mar-24	1Q24	4Q24	1Q25	1Q25 / 4Q24	1Q25 / 1Q24
Interest income and expenses
Interest on loans and financial leases
Commercial	4,198,007	3,828,165	(8.81)%	4,198,007	4,020,316	3,828,165	(4.78)%	(8.81)%
Consumer	2,152,163	1,977,301	(8.12)%	2,152,163	2,097,577	1,977,301	(5.73)%	(8.12)%
Small business loans	53,704	61,442	14.41%	53,704	56,652	61,442	8.46%	14.41%
Mortgage	1,013,052	1,096,470	8.23%	1,013,052	869,766	1,096,470	26.06%	8.23%
Financial leases	954,825	800,230	(16.19)%	954,825	817,815	800,230	(2.15)%	(16.19)%
Total interest income on loans and financial leases	8,371,751	7,763,608	(7.26)%	8,371,751	7,862,126	7,763,608	(1.25)%	(7.26)%
Interest income on overnight and market funds	61,823	50,969	(17.56)%	61,823	34,611	50,969	47.26%	(17.56)%
Interest and valuation on financial instruments
Interest on debt instruments using the effective interest method	257,774	233,730	(9.33)%	257,774	231,613	233,730	0.91%	(9.33)%
Valuation on financial instruments
Debt investments	298,273	399,865	34.06%	298,273	222,255	399,865	79.91%	34.06%
Derivatives	6,314	(42,830)	(778.33)%	6,314	249,134	(42,830)	(117.19)%	(778.33)%
Repos	108,392	(11,265)	(110.39)%	108,392	46,152	(11,265)	(124.41)%	(110.39)%
Others	(6,933)	19,382	(379.56)%	(6,933)	2,343	19,382	727.23%	(379.56)%
Total valuation on financial instruments	406,046	365,152	(10.07)%	406,046	519,884	365,152	(29.76)%	(10.07)%
Total Interest on debt instruments and valuation on financial instruments	663,820	598,882	(9.78)%	663,820	751,497	598,882	(20.31)%	(9.78)%
Total interest and valuation on financial instruments	9,097,394	8,413,459	(7.52)%	9,097,394	8,648,234	8,413,459	(2.71)%	(7.52)%
Interest expense
Borrowings from other financial institutions	(401,573)	(272,541)	(32.13)%	(401,573)	(307,818)	(272,541)	(11.46)%	(32.13)%
Overnight funds	(4,553)	(6,245)	37.16%	(4,553)	(6,195)	(6,245)	0.81%	37.16%
Debt securities in issue	(285,171)	(208,711)	(26.81)%	(285,171)	(289,370)	(208,711)	(27.87)%	(26.81)%
Deposits	(3,187,874)	(2,803,210)	(12.07)%	(3,187,874)	(2,965,477)	(2,803,210)	(5.47)%	(12.07)%
Preferred shares	(14,837)	(14,837)	—%	(14,837)	(14,726)	(14,837)	0.75%	—%
Lease liabilities	(33,214)	(33,829)	1.85%	(33,214)	(33,113)	(33,829)	2.16%	1.85%
Other interest	(11,857)	(10,086)	(14.94)%	(11,857)	(8,729)	(10,086)	15.55%	(14.94)%
Total interest expenses	(3,939,079)	(3,349,459)	(14.97)%	(3,939,079)	(3,625,428)	(3,349,459)	(7.61)%	(14.97)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	5,158,315	5,064,000	(1.83)%	5,158,315	5,022,806	5,064,000	0.82%	(1.83)%
Credit impairment charges on loans and advance and financial leases	(1,503,960)	(1,274,877)	(15.23)%	(1,503,960)	(1,255,404)	(1,274,877)	1.55%	(15.23)%
Recovery of charged - off loans	169,097	171,353	1.33%	169,097	326,947	171,353	(47.59)%	1.33%
Credit impairment charges on off balance sheet credit instruments	6,836	(5,710)	(183.53)%	6,836	6,355	(5,710)	(189.85)%	(183.53)%
Credit impairment charges/recovery on investments	13,047	9,685	(25.77)%	13,047	(7,648)	9,685	(226.63)%	(25.77)%
Total credit impairment charges, net	(1,314,980)	(1,099,549)	(16.38)%	(1,314,980)	(929,750)	(1,099,549)	18.26%	(16.38)%

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Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	3,843,335	3,964,451	3.15%	3,843,335	4,093,056	3,964,451	(3.14)%	3.15%
Fees and commission income
Banking services	248,834	293,287	17.86%	248,834	307,277	293,287	(4.55)%	17.86%
Credit and debit card fees and commercial establishments	785,022	829,936	5.72%	785,022	879,235	829,936	(5.61)%	5.72%
Brokerage	6,951	9,740	40.12%	6,951	10,380	9,740	(6.17)%	40.12%
Acceptances, Guarantees and Standby Letters of Credit	27,390	28,976	5.79%	27,390	27,761	28,976	4.38%	5.79%
Trust	136,267	156,208	14.63%	136,267	153,961	156,208	1.46%	14.63%
Placement of securities and investment banking	11,094	5,050	(54.48)%	11,094	13,055	5,050	(61.32)%	(54.48)%
Bancassurance	208,312	226,643	8.80%	208,312	318,647	226,643	(28.87)%	8.80%
Payments and Collections	239,817	263,664	9.94%	239,817	264,837	263,664	(0.44)%	9.94%
Others	88,205	107,731	22.14%	88,205	110,968	107,731	(2.92)%	22.14%
Total fees and commission income	1,751,892	1,921,235	9.67%	1,751,892	2,086,121	1,921,235	(7.90)%	9.67%
Fees and commission expenses
Banking services	(381,849)	(466,832)	22.26%	(381,849)	(509,707)	(466,832)	(8.41)%	22.26%
Sales, collections and other services	-207491	-223097	7.52%	-207491	-247475	-223097	(9.85)%	7.52%
Bank correspondents	(108,081)	(148,996)	37.86%	(108,081)	(170,988)	(148,996)	(12.86)%	37.86%
Others	(41,405)	(64,542)	55.88%	(41,405)	(74,095)	(64,542)	(12.89)%	55.88%
Fees and commission expenses	(738,826)	(903,467)	22.28%	(738,826)	(1,002,265)	(903,467)	(9.86)%	22.28%
Total fees and comissions, net	1,013,066	1,017,768	0.46%	1,013,066	1,083,856	1,017,768	(6.10)%	0.46%
Other operating income
Derivatives FX contracts	(98,669)	(11,917)	(87.92)%	(98,669)	10,485	(11,917)	(213.66)%	(87.92)%
Net foreign exchange	118,183	213,211	80.41%	118,183	50,764	213,211	320.00%	80.41%
Hedging	(623)	(3,233)	418.94%	(623)	(81)	(3,233)	3891.36%	418.94%
Leases	460,096	448,497	(2.52)%	460,096	476,933	448,497	(5.96)%	(2.52)%
Gains (or losses) on sale of assets	17,905	49,760	177.91%	17,905	41,841	49,760	18.93%	177.91%
Other reversals	13,730	11,725	(14.60)%	13,730	14,542	11,725	(19.37)%	(14.60)%
Others	118,707	138,424	16.61%	118,707	314,775	138,424	(56.02)%	16.61%
Total other operating income	629,329	846,467	34.50%	629,329	909,259	846,467	(6.91)%	34.50%
Dividends received, and share of profits of equity method investees
Dividends	10,000	4,967	(50.33)%	10,000	71,839	4,967	(93.09)%	(50.33)%
Equity investments	(2,482)	19,848	(899.68)%	(2,482)	47,902	19,848	(58.57)%	(899.68)%
Equity method	77,289	112,510	45.57%	77,289	34,662	112,510	224.59%	45.57%
Others			—%		(1,063)		(100.00)%	—%
Total dividends received, and share of profits of equity method investees	84,807	137,325	61.93%	84,807	153,340	137,325	(10.44)%	61.93%
Total operating income, net	5,570,537	5,966,011	7.10%	5,570,537	6,239,511	5,966,011	(4.38)%	7.10%
Operating expenses
Salaries and employee benefits	(1,181,578)	(1,280,879)	8.40%	(1,181,578)	(1,198,269)	(1,280,879)	6.89%	8.40%
Bonuses	(153,373)	(249,645)	62.77%	(153,373)	(334,898)	(249,645)	(25.46)%	62.77%
Other administrative and general expenses	(1,204,539)	(1,349,077)	12.00%	(1,204,539)	(1,632,105)	(1,349,077)	(17.34)%	12.00%
Taxes other than income tax	(390,894)	(356,466)	(8.81)%	(390,894)	(317,392)	(356,466)	12.31%	(8.81)%
Impairment, depreciation and amortization	(260,262)	(266,257)	2.30%	(260,262)	(313,575)	(266,257)	(15.09)%	2.30%
Total operating expenses	(3,190,646)	(3,502,324)	9.77%	(3,190,646)	(3,796,239)	(3,502,324)	(7.74)%	9.77%
Profit before tax	2,379,891	2,463,687	3.52%	2,379,891	2,443,272	2,463,687	0.84%	3.52%
Income tax	(694,880)	(698,912)	0.58%	(694,880)	(743,941)	(698,912)	(6.05)%	0.58%

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Net income	1,685,011	1,764,775	4.73%	1,685,011	1,699,331	1,764,775	3.85%	4.73%
Non-controlling interest	(21,539)	(27,111)	25.87%	(21,539)	(36,027)	(27,111)	(24.75)%	25.87%
Net income attributable to equity holders of the Parent Company	1,663,472	1,737,664	4.46%	1,663,472	1,663,304	1,737,664	4.47%	4.46%
Stand Alone Balance Sheet Bancolombia S.A.
Financial analysis performed with information prepared under full International Financial Reporting Standards, for the purpose of the Consolidated Financial Statements.

Bancolombia S.A. loan portfolio grew by 2.4% in 1Q25 compared to the previous quarter and 6.6% over the last 12 months. The most significant growth was in the commercial loan portfolio, especially in the corporate segment. The mortgage loan portfolio increased by 4.7% thanks to the interest rate reduction strategy. However, the consumer loan portfolio decreased due to a decline in personal loan and credit cards, as the pace of origination was offset with maturities given its short-term nature, alongside our reinforced origination standards for consumer lending. The funding structure showed a lower balance due to a reduction in savings and checking accounts, partially offset by an increase in time deposits driven by online time deposits from retail clients.
Stand Alone Income Statement Bancolombia S.A.
Financial analysis performed with information prepared under full International Financial Reporting Standards, for the purpose of the Consolidated Financial Statements.

Bancolombia S.A. net income for 1Q25 was COP 1.8 trillion, an increase of 10.3% compared to 4Q24. Interest income decreased due to treasury operations but was offset by higher loan portfolio income. Interest expenses decreased due to lower rates on time deposits. Provision expenses increased as there were no releases in the consumer segment as in the fourth quarter of 2024. Operating expenses decreased due to seasonality, although labor costs rose due to salary increases. The net interest margin for the quarter was 7.3%, and the quarterly annualized ROE was 16.2%.
II.QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS INVESTMENTS AND ACTIVITIES SENSITIVE TO MARKET VARIATIONS
Market risk refers to the risk of losses due to changes in equity prices, interest rates, foreign-exchange rates and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and economic value of equity as a result of a change in market interest rates.
The guidelines, policies and methodologies for market risks management are maintained in accordance with what was revealed as of December 31, 2024.
BANCOLOMBIA GROUP

The total market risk VaR had a reduction of 4.3%, decreasing from COP 1,697,566 millions in December 2024 to COP 1,624,488 millions in March 2025. This behavior is mainly explained by a lower exposure to the US

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dollar in Bancolombia's book. This effect was offset by an increase in risk concentrated in stock price factors and collective investment funds due to the increase in the position in stocks in Valores Bancolombia and valuations of the Colombia Inmobiliario Fund.

Market risk exposure has been maintained within the approved levels, it is permanently monitored by Senior Management, and is a tool for decision-making that allows preserving the stability of the Group.
BANCOLOMBIA S.A

Market risk management at Bancolombia is the same as previously detailed, carried out for Bancolombia Group.

The total exposure recorded an increase of 1.2%, rising from COP 1,483,039 millions in December 2024 to COP 1,501,452 millions in March 2025. Increase explained by the exposure to different market risk factors. The risk factor leading the increase is collective investment funds due to valuations of the Colombia Inmobiliario Fund, followed by the interest rate factor which recorded higher exposure in debt securities. Meanwhile, the stock price factor registered a decrease due to devaluations in investments. During the period there have been no violations of the approved exposure limits and the market risk exposure is permanently monitored by Senior Management.
Non-trading instruments market risk measurement
The banking book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income or in the economic value of equity, as a result of a change in market interest rates. Changes in interest rates affect the Bank’s earnings because of timing differences on the repricing of the assets and liabilities. The Bank manages the interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities, and estimates the impact on the net interest income and on the economic value of equity. The foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.
Interest Risk Exposure (Banking Book)
The guidelines, policies and methodologies for Interest Risk management are maintained in accordance with what was revealed as of December 31, 2024.
BANCOLOMBIA GROUP
As of March 31, 2025, the net sensitivity of the banking book in legal currency to positive and parallel variations in interest rates of 100 basis points was COP 374,743 millions. The variation in the sensitivity of the net interest margin between December 2024 and March 2025 is presented by the increase in loans, compensated by the increment in time deposit and account hedges.
On the other hand, the sensitivity to the net interest margin in foreign currency was – USD 5 millions, assuming the same parallel displacement of 100 basis points and presented an increase between December 31, 2024 and March 31, 2025, due to the increase in Banistmo’s Loans.
BANCOLOMBIA S.A.

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The Net Interest Income (NII) Sensitivity for march is COP 1.2 trillions under a parallel decrease scenario in the market rates. The variation in the sensitivity of the net interest margin between December 2024 and March 2025 is due to the increase in the floating loans.

In the other hand, Delta Economic Value Of Equity (EVE) is COP 2.4 trillions for a scenario with a parallel upward behavior of changes in market rates, showing an increase compared to December 2024 considering the increment in the commercial and mortgage loans, adding to a reduction in the balance of deposit accounts.

III.MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM
LIQUIDITY RISK

Liquidity risk is understood as the inability to fully and timely meet payment obligations on the corresponding dates due to insufficient liquid resources and/or the need to assume excessive funding costs. Situations such as downgrades in the credit ratings of the Bank and its subsidiaries would increase the cost of funds and hinder its ability to attract deposits or roll over maturing debt.

Liquidity risk management principles and guidelines are maintained as disclosed as of December 31, 2024.
BANCOLOMBIA GROUP

During the first quarter, Bancolombia Group maintained sufficient liquidity levels, which contributed to meeting both internal and regulatory indicators. Similarly, the alerts established for liquidity monitoring and control did not show any breaches that could materialize into risks. Additionally, liquid assets complied with the established limits and comfortably covered the liquidity requirements of the Group's companies.

In this way, the coverage indicator decreased from 249.58% in December 2024 to 247.07% in March 2025, mainly explained by the reduction in the level of liquid assets. By March 2025, the Bank's liquid assets amounted to COP 53.4 trillion.

BANCOLOMBIA S.A.

During the first quarter of the year, liquidity levels have shown a downward trend as a result of the outflows in deposit accounts and the dynamism in loans disbursements, partially offset by deposits in CDTs. However, the level of Liquid Assets has remained above the established limits.

The liquidity indicator was located at 145.40% at the end of March 2025, presenting a reduction compared to the end of December 2024, explained by the decrease in the level of liquid assets given the outflows in deposit accounts and loans disbursements, added to the increase in the 30-day liquidity requirement.

On the other hand, the net stable funding ratio (CFEN) has remained at adequate levels, standing at 118.07%. So far this year, there has been a reduction of 413 basic points considering the reduction in the Available Stable Funding due to the decrease in technical equity and in the deposit accounts under the wholesale and retail segments.

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CREDIT RISK

Credit risk is the risk of an economic loss to the Bank due to a non-fulfillment of financial obligations by a customer or counterparty and arises principally from the decline on borrower´s creditworthiness or changes in the business climate. Credit risk is the single largest risk for the Bank's business.

The first quarter of 2025, moderate economic growth was observed in Colombia and Central America. The positive dynamics in sectors such as manufacturing, construction, and commerce were driven by slowing inflation and greater stability in interest rates. However, the uncertainty caused by volatility in global markets, a consequence of the trade and tariff policies of the United States, affected consumption and investment decisions, impacting economic dynamics.

About that, the Bank has maintained the monitoring and follow-up of customers and portfolios, the evaluation of the conditions and specific requirements of each one, as well as the development of methods, tools and models to optimize collection. Monitoring and reviewing the credit portfolio continues to be a key factor in identifying and applying proactive strategies at different stages of the credit cycle.

BANCOLOMBIA GROUP

The Bank´s loan portfolio as of March 2025, compared to December 2024, showed a slight decrease of 0.3% in the consolidated portfolio balance in pesos. This was mainly explained by the revaluation of the peso against the dollar, which impacts on the portfolio's value expressed in that currency, and a lower disbursement value by the Group, particularly in the commercial portfolio, corporate segment.

The 30-day past due loan ratio (consolidated) for the Bank at stood at 5.05% as of March 2025, showing a decrease compared to 5.20% in December 2024. The level of the bank´s non-performing loans is mainly impacted by the improvement in the quality of the retail loan portfolio, particularly in consumer products, along with a decrease in the indicator for the commercial portfolio in the Corporate and SME segments. The management of all portfolios continues across the different stages of the credit cycle to anticipate the materialization of risks, designing containment and recovery strategies for the loan portfolio. We continue to manage all portfolios at different stages of the credit cycle to anticipate the materialization of risks, designing origination, containment, and portfolio recovery strategies

The credit cost for the Bank in the first quarter of 2025 was 1.6%, higher than the 2.0% registered in December 2024, The increase in this indicator is due to the effect of the release of consumer overlays in the previous quarter, a situation that does not occur this quarter.

BANCOLOMBIA S.A.

At the end of the first quarter of the 2025, Bancolombia presents an increase in its portfolio of 2.4% compared to the previous year's closing, mainly due to an increase in the balance of the corporate and business segments. The variation in the portfolio capital for the commercial and leasing modality was 2.7%, Consumer -0.9%, Mortgage 4.7% and finally Small Business Loans of 16.3%. Its 30-day past due loan ratio was 4.62%, which represented an increase of 0.23 pp, compared to 4.85% as of December 2024.

The credit cost for Bancolombia in the first quarter of 2025 was 1.8%, lower than the 2.0% registered in December 2024. The above is mainly explained by the release of provisions presented in the last quarter of the previous year associated with the annual calibration of parameters. Likewise, they continue to operate different

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strategies were developed for the follow-up and recovery of the portfolio in order to normalize and contain the portfolio mainly in the consumer modality.
COUNTRY RISK

This risk refers to the possibility of the Bank incurring losses as a result of financial operations abroad due to adverse economic and/or political conditions in the country receiving those operations, either because of restrictions on the transfer of foreign exchange or because of factors not attributable to the commercial and financial condition of the country receiving those operations. This definition includes, but is not limited to, sovereign risk (SR) and transfer risk (TR) associated with such factors.

The guidelines, policies and methodologies for country risks management are maintained in accordance with what was revealed as of December 31, 2024.

At the end of March 2025, there were no alerts on any investments, nor were any adjustments made for deterioration in investments that could affect or deteriorate the Bank's financial strength. The decrease in the balance of investments is due to revaluation and other concepts related to the final value of the investment.
OPERATIONAL RISK
BANCOLOMBIA GROUP

The Bank has an operational risk management system, whose objective is to carry out adequate risk management that allows, as far as possible, to minimize, avoid or reduce the materialization of adverse events and/or reduce their consequences or costs in the event of materialization. The operational risk management system has not presented changes in relation to what was revealed at the 2024 in terms of regulations, policies, manuals, methodologies, structure or any other relevant element that may affect its effectiveness.

During the first quarter of the current year, no new risks or changes in existing risks have been identified that significantly modify the exposure to operational risk. The losses materialized in the quarter present an increase of a decrease of 3% compared to the last quarter of 2024, this variation is mainly explained by the fraud category.

BANCOLOMBIA S.A.

Bancolombia's operational risk system's objective is to carry out an adequate risk management that allows minimizing, avoiding, or reducing the materialization of adverse events and/or reducing their consequences or costs in case of materialization. The operational risk management system has not presented changes in relation to what was revealed at the end of December 2024 in terms of regulations, policies, manuals, methodologies, structure or any other relevant element that may affect its effectiveness.

During the first quarter of the current year, no new risks or changes in existing risks have been identified that significantly modify the Bancolombia's operational risk exposure. The losses materialized in the first quarter of 2025 reaches out to COP 90,034 million, representing a 20% increase compared to the last quarter of 2024 explained by the fraud category due to fraud enlistment in second factor of authentication (dynamic key) in the migration strategy to the new APP Mi Bancolombia, and capture of customer data through social engineering techniques. To contain this tendency, we did adjustments in monitoring models and password blocking, security campaigns and accelerated the migration process.

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OTHER RELEVANT RISK

At the Bank, we continue to work on adjusting our policies and processes with the aim of adequately managing risks in a dynamic and proactive manner. Where the concerns of the business areas, such as corporate areas and senior management, are taken into account. Each of the risks identified is measured consistently using methodologies that are considered relevant in each case.

To this end, we have the risk map as a tool that allows The Bank to identify the most relevant risks to which it is exposed and define action plans aimed at mitigating them, taking into account a holistic vision between the local and international context.

On the other hand, for the update of Bancolombia's 2025 risk map, the same risks identified in 2024 are preserved, based on the analysis of megatrends and trends for the medium term. Additionally, factors such as AI adoption, interoperability, geopolitical impacts, inflation, extreme weather, among others, were taken into account. After this, the MICMAC methodology is applied in order to adjust the risks within the matrix of influences and dependencies and in this way, to facilitate the prioritization of the management of the risks that have the greatest influence within the system.

Below is Bancolombia's risk map for 2025, which details the relevant changes that occurred in the first quarter of the year, however, environmental and social risk, human talent, third parties and sustainability did not present relevant changes.

Risk map 2025 – Bancolombia

•Regulatory and legal risk

During the first quarter of 2025, there were no major developments in regulatory initiatives, as the country has been focused on: i) the discussion of the labor reform as one of the structural initiatives presented by the

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government to Congress; and ii) the declaration of a state of internal commotion in Catatumbo, which required efforts from the government to address the emergency through this mechanism. Among the measures adopted in this context was a tax provision affecting all sectors of the economy, with potential impact on both financial activity and the sectors financed by the financial industry. Specifically, Decree 175 establishes the mechanisms through which other measures will be financed by introducing three taxes applicable for the 2025 fiscal year: i) a 1% stamp tax (vs. 0% from 2010–2025); ii) a 19% VAT on online games of chance (vs. 0% previously); and iii) a variable-rate tax on the export and commercialization of hydrocarbons.

This quarter, although progress has been made in the regulation of pension reform, much of it relies on transitional provisions that would enable the management of these resources while the final regulation is issued (a task assigned to the Ministry of Finance and Public Credit and the Central Bank).

Additionally, CONPES 4144 was issued, marking one of the first steps toward regulating Artificial Intelligence in the country.

•Economic and sector environment

The beginning of Donald Trump's administration in the United States and the tariff measures adopted have emerged as the main determinant of the international macro-financial situation in the first part of 2025. The imposition of universal, sectoral, and China-specific tariffs led to the estimated average tariff rate for U.S. imports reaching its highest level in nearly a century. These decisions have skewed expectations for GDP growth and inflation in the United States, where the outlook is tilted towards a dynamic of very low growth or possible recession with a significant increase in prices perceived by households.

This introduces a dilemma for the Federal Reserve's monetary policy decision-making, which has emphasized the need for more information and a preference for caution amid this environment of high uncertainty. Meanwhile, markets have reacted strongly: the sentiment of risk aversion deepened, prompting a flight-to-quality1 in the decisions of international investors. Financial assets of emerging economies have been affected.

For Colombia, this global environment would have mainly financial implications: the exchange rate weakened after a relatively favorable start to the year, while oil prices have been below USD 70 per barrel in recent weeks. Additionally, global risk aversion generated a widespread increase in sovereign risk premiums among emerging economies, something that affected Colombia more significantly due to prevailing vulnerabilities in the fiscal outlook.

The local economy continues the path of GDP growth recovery and inflation reduction that had already been observed since the latter part of 2023 and throughout 2024. Meanwhile, the imposition of the universal 10% tariff on Colombian products has limited implications for the export sector: much of the tariff was offset by the depreciation of the exchange rate, while the relative situation with other countries did not change significantly -it improved against China, to whom the United States imposed a much higher tariff, and only weakened against goods that are part of the trade agreement between Mexico, Canada, and the U.S.-.

Thus, it is foreseeable that the Colombian economy will continue to advance on the path of progressive macro stabilization (in GDP growth, inflation, and interest rates), implying a short-term environment that will be more constructive than seen in 2023 and 2024. The 10% tariff on Colombian goods may pose moderate risks to some specific productive activities, while financial turbulence has emerged as the main source of macro uncertainty for the short-term future.

1 Flight-to-quality: Dynamic in which international investors transfer their resources from assets considered risky (for example, stocks or assets from emerging countries) to destinations considered safer (for example, government bonds of more developed economies or gold). This usually occurs in environments of high economic uncertainty and financial market volatility.

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Grupo Bancolombia maintains an active management of credit risk, incorporating various macroeconomic scenarios into the provision calculation models. In addition, Grupo Bancolombia has maintained constant sector analysis and monitoring, aiming at identifying both situations and customers with possible affectations. Periodically, the evolution of the individual situation of customers is reviewed in different forums, adopting alternatives, when necessary, to support them in the development of their businesses and in the management of the context.

•Political Risk

The administrative and legal difficulties the national government has faced in recent months have led to adjustments in its policy strategies. Indeed, given the complex fiscal situation and the lack of willingness to reduce spending, the Government has stated that it will introduce a new financing law in 2025 which, among other provisions, will seek to make permanent the taxes enacted under the decrees of the state of internal commotion (stamp tax; VAT on online games of chance; and the tax on hydrocarbon exports). Complementing this initiative, a draft proposal has also been introduced to increase withholding tax at the source, a measure widely criticized by analysts, who argue that while it may ease the government’s cash flow in 2025, it would pose greater challenges in 2026 when those resources would no longer be available. Additionally, the President of the Republic has mentioned the intention to use funds from 4G–5G infrastructure trusts to finance a yellow fever vaccination plan; however, this initiative does not appear to have legal backing.

In light of the current government's structural reforms and the failure of the labor reform initiative, the government is promoting a popular consultation that, if successful, would lead to the approval of some of the contents of the legislative project. However, moving forward with this consultation would not only involve various political challenges (such as Senate approval) and budgetary issues (with a cost of nearly COP $700,000 million). Meanwhile, the Liberal Party has presented a substitute labor reform proposal that will be studied in the remaining time of this legislative session (45 days), which will likely be analyzed at record speed (given that the government itself has declared it urgent), and it is expected that this will partially resolve the impasse.

At the international level, decisions made by the new U.S. administration have had global effects, and there remains tension surrounding the implementation of trade measures that could impact the country, the region, and the international context overall. From a macro-financial perspective, an environment of uncertainty is perceived, and global economic conditions are expected to become more challenging due to the potential onset of a trade war, particularly with jurisdictions such as China. Although the “reciprocal tariff measures” announced in early April remain suspended for 90 days, allowing space for direct negotiations between countries and the United States, economic forecasts are already showing signs of a decline in global growth. For Colombia, this international scenario, along with potential future measures such as the country’s possible decertification in the fight against drug trafficking, adds to pre-existing fiscal challenges, becoming another potential source of inflationary pressure. This may hinder the Central Bank's ability to lower interest rates, due to: i) a depreciation of the peso that increases import costs; ii) the behavior of global central banks; and iii) the fiscal impact of falling oil prices.

•Business continuity and technology failures

In terms of operational resilience, business continuity and technological failures, progress continues in the modernization of key services such as the migration to the Mi Bancolombia app, leveraged on the migration to cloud components. Likewise, a robust contingency based on a fourth-generation Core is being implemented, with an emphasis on critical channels and processes. These actions will allow a greater capacity to respond to eventualities, improving resilience and mitigating in a timely manner the impacts on the service to our customers.

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•Model Risk

During the first quarter of 2025, we continued progressing in our commitment to operational excellence through the development and deployment of artificial intelligence-based tools, aimed at optimizing and automating strategic processes in analytical model validation. These efforts have enabled us to enhance technical efficiency, increase standardization, and strengthen the traceability of our procedures, simultaneously improving our analytical capabilities. Additionally, we updated the Corporate Model Risk Policy, making it clearer, more agile, and aligned with international standards, reinforcing our integrated risk management and elevating the maturity level of The Bank model governance.

•Cybersecurity and information security risk

During the first quarter of 2025, no significant changes have occurred that would materially alter the exposure to risk in Cyber and Information Security. However, to strengthen the management of this risk, controls have been consolidated and improved with a focus on access management, alerts, and monitoring across the different control layers. Notably, progress has been made in the standardized consolidation of various antimalware technologies and their integration, as well as in enhancing information labeling controls as a preventive measure to keep risk exposure under control. Additionally, the construction, release, and approval of the technological and cyber risk management policy is highlighted, which will provide a more structured framework for risk governance and action.

•Inadequate response to market changes risk

During the first quarter of the year, the Colombian financial sector showed resilience despite global geopolitical volatility. Bancolombia stood out with growth in its loan portfolio, although at a more moderate pace due to global and local uncertainty. Traditional and emerging players deployed interoperability strategies, with the Alliance led by Redeban achieving more than 30 million transactions and 10 million users in two months. Colombia remains an attractive market for new emerging players, with a high adoption rate of neobanks and a regulatory framework that promotes competitiveness, however, new players face challenges in finding profitable business models in a context of transactional gratuity and restricted credit margins, favoring historical players.

•Internal fraud risk

Internal fraud, particularly focused on the misappropriation of assets, is the possibility of economic losses due to acts carried out by employees, employees of suppliers and/or allies of the The Bank, where there is an intention to obtain an illegal benefit or advantage, personal or for third parties, through deception and to the detriment of the interests of Grupo Bancolombia; the appropriation, embezzlement, or misuse of resources includes the concealment of assets, misuse of confidential information or intellectual property, unauthorized access or copies of digital assets, unauthorized expenses, or misuse of the internet. For the first quarter of 2025, the following actions stand out:
◦Training and awareness activities with commercial teams through different strategies that seek to strengthen the zero-tolerance culture in The Bank.
◦Improvements to the monitoring of different products that may represent a higher risk for the materialization of internal fraud, as well as the accompaniment and diagnosis of models with a risk-based approach.
◦Adjustments to processes where opportunities for improvement were identified.

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•External fraud risk

Identifying and mitigating fraud risks are strategic priorities for Bancolombia. Regarding external fraud, social engineering techniques continue to pose a significant challenge to the financial system. To address this issue, we have strengthened analytics-based controls, enhanced transaction monitoring and supporting decision-making in fraud matters, thereby protecting our clients and users in all their interactions.

We have acquired new capabilities that allow us to understand clients' behavioral and transactional patterns, as well as their usage and preferences, to make more informed decisions. Among the implemented actions, real-time self-management for confirming suspicious transactions and unlocking OTP (One Time Passwords) through Tabot-WhatsApp stands out. These alternative channels and automated processes help improve customer experience with more agile, immediate, and digital responses.

Additionally, we have developed a cultural strategy on the safe use of products and channels, highlighting the importance of financial education as a barrier against all types of threats.

We implemented the fraud policy with the aim of developing guidelines and principles for products and channels in Bancolombia's fraud management area. Also, the way in which the operational risk area measures, manages and monitors the risk of external fraud was established.

•AML and corruption Risk

During the development of SARLAFT in the first quarter of 2025, the AML risk matrices for Bancolombia, Valores Bancolombia, Fiduciaria Bancolombia, and Bancolombia Investment Banking were successfully executed, ensuring optimal results for each entity through constant evolution in risk mitigation.

We continue to evolve our technological infrastructure through the migration of the current GRC (corporate tool for managing AML risks and other non-financial risks), which is being developed by the Bancolombia SA technology area. This migration implies, among other benefits, greater information security, access control, and increased traceability of changes made.

To keep informed about our external context, in collaboration with the Financial Superintendence of Colombia and other sector entities, an exhaustive analysis of the internal and external environment was carried out. This analysis aimed to understand new modalities of source crimes, with special emphasis on crimes against public administration and extortion, in Bancolombia context.

We continue to work on strengthening the culture of prevention among our employees and suppliers through the dissemination of various communications, training, and workshops, which directly impact knowledge on AML prevention within the organization.

Additionally, 64 initiatives and projects were accompanied, with the objective of proactively identifying AML risks enabling the implementation of controls and management for their proper mitigation.

IV.MATERIAL CHANGES IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER OF THE ANNUAL REPORT
In the first quarter of the year 2025, there were no material changes to the information reported in the Corporate Governance analysis chapter of the last periodic year-end report.
V.MATERIAL

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MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.
After more than 12 years of existence with a mission to contribute to the country’s financial inclusion, Bancolombia A la Mano joins forces with Nequi. This is the result of a strategic decision by the organization to merge two of the most recognized solutions in its portfolio, aiming to further strengthen its impact on financial inclusion in the country. Through this initiative, Bancolombia A la Mano customers are given the option to become Nequi customers.

This development may impact the following indicators from the SASB Commercial Banking guide, which are reported in our Annual Management Report, under the chapter Report on Social and Environmental matters, including Climate-related issues:

•(1) Number and (2) amount of outstanding loans qualified for programs designed to promote small businesses and community development [FN-CB-240a.1]
•(1) Number and (2) amount of non-performing and past-due loans qualified for programs designed to promote small businesses and community development[FN-CB-240a.2]
•Number of no-cost retail checking accounts provided to previously unbanked or underbanked customers [FN-CB-240a.3]
VI.MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION
On April 23, 2025, at an Extraordinary General Shareholders' Meeting of Bancolombia were approved by the required majority, the corporate structure changes of Bancolombia and its subsidiaries. These changes included the creation of a parent company called Grupo Cibest S.A. and the completion of a series of corporate transactions to achieve this goal as announced to the market on October 29, 2024. See Note 1. Reporting Entity.

In addition, the General Shareholders' Meeting of Bancolombia approved the amendment to the Corporate Bylaws and the adjustment of the value of Bancolombia's authorized capital in accordance with the increase in the par value of the share, in order to adapt to the new Corporate Structure. Likewise, the payment of an extraordinary dividend totaling COP 600,180 was approved, equivalent to COP 624 per share, payable in one installment on April 29, 2025.

VII.         GLOSSARY OF TERMS
ADR: American Depositary Shares, or the bank's securities that are listed on the New York Stock Exchange. An ADR represents four preferred shares.
ASG: Environmental, social, and corporate governance, by its initials in Spanish.
Bam: Banco Agromercantil de Guatemala SA.
Bancolombia: Bancolombia S.A.
“Bancolombia Group“ or “the Bank”: refers to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

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IDB: Inter-American Development Bank
CDT: Certificate of Deposit at Term.
COLCAP: reference index of the stock market of the Colombian Stock Exchange.
COP: Colombian pesos.
Dian: Dirección de Impuestos y Aduanas Nacional, tax authority in Colombia.
DJSI: Dow Jones Sustainability Index.
DTF: It is the average interest rate paid by financial institutions for 90-day deposits.
IFC: International Finance Corporation.
LAFT: Money Laundering and Terrorist Financing, by its initials in Spanish.
Nequi: financial platform that accompanies users in their daily lives with financial and non-financial services from third parties. As a 100% digital solution, it complements its offer with functionalities that go beyond saving and managing money.
NYSE: New York Stock Exchange.
Sarlaft: Money Laundering and Terrorist Financing Risk Management System, by its initials in Spanish.
SMMLV: Legal Minimum Monthly Wage in force.
TRM: Representative Market Rate, price of the dollar in the Colombian market, which varies daily.
USD: United States dollars.
UVR: Real Value Units, an indicator tied to the behavior of inflation that is used to calculate the cost of certain housing loans.
UVT: Measure that is used to determine different tax obligations with an equivalent in Colombian pesos.
VIII.ANNEXES
i.CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
ii.SEPARATED INTERIM FINANCIAL STATEMENTS

Contacts
Julian Mora Gomez	Mauricio Botero Wolff	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57 601) 4042436	Tel.: (57 604) 4040858	Tel: (57 601) 4485950
IR@bancolombia.com.co

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